SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                        (Amendment No.   )*




                           STERLING HOUSE CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    859331100
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                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               CUSIP NO. 859331100
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(1)     Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
        Persons:  Palisade Capital Management, L.L.C., Tax ID#: 22-3330049
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  New Jersey
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Number of Shares Beneficially Owned by Each          (5) Sole Voting
      Reporting Person With                                 Power:       568,500
                                                     (6) Shared Voting
                                                            Power:            --
                                                     (7) Sole Dispositive
                                                            Power:       568,500
                                                     (8) Shared Dispositive
                                                            Power:            --
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(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 568,500 (includes 312,200 shares reporting person has right to acquire upon conversion of convertible securities issued by the Issuer)
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 10.6%
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(12)     Type of Reporting Person (See Instructions):  IA
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Item 1(a).  Name Of Issuer:  Sterling House Corporation
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Item 1(b). Address of Issuer's Principal Executive Offices: 453 S. Webb Road, Suite 500, Wichita, Kansas 67207
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Item 2(a).  Name of Person Filing:  Palisade Capital Management, L.L.C.
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Item 2(b). Address of Principal Business Office or, if None, Residence: One Bridge Plaza, Suite 695, Fort Lee, NJ 07024
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Item 2(c).  Citizenship:  New Jersey
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Item 2(d).  Title of Class of Securities:  Common Stock
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Item 2(e).  CUSIP No.:  859331100
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Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person Filing is a

         (a)  [   ] Broker or Dealer registered under Section 15 of the Act.

         (b)  [   ] Bank as defined in section 3(a)(6) of the Act.

         (c)  [   ] Insurance company as defined in section 3(a)(19) of the Act.

         (d)  [   ] Investment Company registered under section 8 of the
Investment Company Act.

         (e) [ X ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

         (f)  [   ]  Employee   Benefit  Plan,  Pension Fund which  is  subject
to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

         (g)  [   ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)
(G) (Note:  See Item 7).

         (h)  [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership

         (a)   Amount Beneficially Owned (as of September 12, 1996):

               568,500 (includes 312,200 shares reporting person has right to acquire upon conversion of convertible securities issues by the Issuer)

         (b)   Percent of Class (as of September 12, 1996):

               10.6%

         (c)  Number of Shares as to which such person has:

              (i)  sole power to vote or to direct the vote   568,500

             (ii)  shared power to vote or to direct the vote              --

            (iii)  sole power to dispose or to direct the disposition of 568,500

             (iv)  shared power to dispose or to direct the disposition of    --


Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

     The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 October 8, 1996



                                                 /s/ Steven E. Berman
                                                 _______________________________
                                                     (Signature)



                                                     Steven E. Berman/Member
                                                     ___________________________
                                                     (Name/Title)